EXhibit 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2011, 2010 and 2009
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at January 31, 2011 and 2010 and for the years ended January 31, 2011, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Lisa Sharp”
David Wolfin	Lisa Sharp
CEO	CFO

Vancouver, Canada
May 30, 2011

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. (an exploration stage company), which comprise the consolidated balance sheets as at January 31, 2011 and 2010, and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended January 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended January 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company incurred deficit accumulated during the exploration stage of $32,481,501 as at January 31, 2011. This condition, along with other matters set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia
May 30, 2011

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Balance Sheets
As at January 31
(In Canadian Dollars)

	2011	2010

ASSETS
Current
Cash	$2,695,864	$700,772
Advances receivable from related party (Note 9)	20,596	18,354
Other amounts receivable	37,767	13,617
Prepaid expenses	39,996	4,694

	2,794,223	737,437
Investment securities (Note 4)	1,338,540	610,967
Reclamation deposits (Note 7)	382,200	408,075
Property and equipment (Note 5)	107,029	5,873
Mineral properties (Note 6)	17,179,913	16,029,214
	$21,801,905	$17,791,566

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$189,682	$65,494
Advances payable to related parties (Note 9)	6,223	23,022
	195,905	88,516
Asset retirement obligation (Note 10)	221,268	236,248
Future income tax liability (Note 13)	1,744,579	1,687,363

	2,161,752	2,012,127

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (Note 8)	42,705,053	40,742,124
Contributed surplus	8,343,960	5,857,421
Accumulated other comprehensive income	1,062,321	425,695
Deficit accumulated during the exploration stage	(32,481,501)	(31,256,121)

	19,629,833	15,769,119
	$21,801,905	$17,791,566

Subsequent Events (Note 15)

Approved on behalf of the board:

“Louis Wolfin”	Director	“Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
Years ended January 31
(In Canadian Dollars)

	2011	2010	2009

EXPENSES
Amortization	$1,679	$1,671	$1,703
Consulting fees (Note 9)	28,783	53,627	60,000
Directors’ fees (Note 9)	17,250	18,000	12,000
Investor relations and shareholder information	228,326	112,005	155,206
Legal and accounting	64,268	66,313	114,236
Listing and filing fees	24,463	22,866	25,919
Management fees (Note 9)	105,000	95,250	105,000
Office and miscellaneous (Note 9)	57,507	64,931	72,278
Salaries and benefits (Note 9)	131,993	104,365	128,925
Stock-based compensation (Note 8(e))	565,261	1,038,289	1,769,263
Travel	47,256	36,396	72,332
	1,271,786	1,613,713	2,516,862
Loss before other items	(1,271,786)	(1,613,713)	(2,516,862)
Other items
Interest income	22,654	2,618	69,764
Foreign exchange gain (loss)	94,948	464,851	(765,770)
Write-down of advances payable to related parties (Note 9)	-	17,000	-
	117,602	484,469	(696,006)
Loss before future income taxes	(1,154,184)	(1,129,244)	(3,212,868)
Future income tax recovery (expense) (Note 13)	(71,196)	2,840,855	(533,297)
Net Income (Loss) for the Year	(1,225,380)	1,711,611	(3,746,165)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on available for sale securities, net of tax (Note 4)	636,626	465,643	(88,479)
Total Comprehensive Income (Loss) for the Year	$(588,754)	$2,177,254	$(3,834,644)

Basic and diluted
earnings (loss) per share (Note 8(f))	$(0.04)	$0.07	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
Years ended January 31
(In Canadian Dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Exploration Stage	Total Shareholders’ Equity

Balance January 31, 2008	24,882,771	$40,211,705	$3,221,663	$48,531	$(29,221,567)	$14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	1,769,263
Loss for the year	-	-	-	-	(3,746,165)	(3,746,165)
Unrealized loss on investment securities	-	-	-	(88,479)	-	(88,479)

Balance January 31, 2009	24,989,771	40,301,644	4,960,907	(39,948)	(32,967,732)	12,254,871
Common shares issued for cash:
Exercise of stock options	523,500	293,160	-	-	-	293,160
Fair value of stock options exercised	-	147,320	(147,320)	-	-	-
Stock-based compensation	-	-	1,038,289	-	-	1,038,289
Fair value of stock options capitalized to mineral properties	-	-	5,545	-	-	5,545
Net income for the year	-	-	-	-	1,711,611	1,711,611
Unrealized gain on investment securities, net of tax	-	-	-	465,643	-	465,643

Balance January 31, 2010	25,513,271	40,742,124	5,857,421	425,695	(31,256,121)	15,769,119
Common shares issued for cash:
Private placement	7,000,120	1,862,708	1,987,358	-	-	3,850,066
Share issue costs	-	(354,117)	61,258	-	-	(292,859)
Exercise of stock warrants	436,000	327,000	-	-	-	327,000
Fair value of stock warrants exercised	-	127,338	(127,338)	-	-	-
Stock-based compensation	-	-	565,261	-	-	565,261
Loss for the year	-	-	-	-	(1,225,380)	(1,225,380)
Unrealized gain on investment securities, net of tax	-	-	-	636,626	-	636,626

Balance January 31, 2011	32,949,391	$42,705,053	$8,343,960	$1,062,321	$(32,481,501)	$19,629,833

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Cash Flows
Years ended January 31
(In Canadian Dollars)

	2011	2010	2009

OPERATING ACTIVITIES
Net income (loss) for the year	$(1,225,380)	$1,711,611	$(3,746,165)
Adjustments for items not involving cash:
Amortization	1,679	1,671	1,703
Stock-based compensation	565,261	1,038,289	1,769,263
Foreign exchange loss (gain)	(93,524)	(473,492)	908,329
Write-down of advances payable to related parties	-	(17,000)	-
Future income tax expense (recovery)	71,196	(2,840,855)	533,297
Net change in non-cash working capital (Note 12)	43,890	5,657	(24,160)

Cash used in operating activities	(636,878)	(574,119)	(557,733)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures	(1,149,094)	(357,480)	(1,609,696)
Purchase of equipment	(102,835)	-	(6,920)
Decrease (increase) in reclamation deposits	-	8,268	(157,447)

Cash used In investing activities	(1,251,929)	(349,212)	(1,774,063)

FINANCING ACTIVITY
Issuance of shares for cash, net	3,884,207	293,160	59,920

Foreign exchange effect on cash	(308)	(1,373)	2,103

Net increase (decrease) in cash	1,995,092	(631,544)	(2,269,773)
Cash, beginning of year	700,772	1,332,316	3,602,089

Cash, end of year	$2,695,864	$700,772	$1,332,316
Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest	$8	$1,940	$2,795
Income taxes	$-	$-	$-
Expenditures on mineral properties included in advances payable to related parties	$1,605	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

1.            Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, these consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At January 31, 2011, the Company had working capital of $2,598,318 (2010 - $648,921) and a deficit accumulated during the exploration stage of $32,481,501 (2010 - $31,256,121). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.            Significant Accounting Policies

a) Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in Note 16 to these consolidated financial statements. All figures are in Canadian dollars, the Company’s functional currency, unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary, Marcus Corporation of Nevada (“Marcus”). Significant inter-company accounts and transactions have been eliminated on consolidation.

b) Property and Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated and charged to operations as follows:

Computer hardware	Declining balance on 20% annual rate
Equipment	Declining balance on 20% annual rate
Vehicles	Straight line over 5 years

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.             Significant Accounting Policies (Continued)

c) Mineral Properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries, and do not necessarily reflect present or future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, sold or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property carrying values.

d) Asset Retirement Obligation (“ARO”)

The Company’s proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions in which it operates governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations, but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted using consistent rates and methods as applicable to the corresponding asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

 2.           Significant Accounting Policies (Continued)

e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

f) Foreign Currency Translation

The Company’s integrated foreign subsidiaries are financially and operationally dependent on the Company.  The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars.  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the exchange rates prevailing at the transaction date except for amortization, which is translated at historical exchange rates. Gains and losses arising from this translation are included in the determination of net income (loss) for the year.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the fair value of financial instruments the recoverability of mineral property interests, balances of accrued liabilities, fair value of ARO, the assumptions used in the determination of the fair value of stock-based compensation and the valuation allowance for future income taxes.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

h) Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.            Significant Accounting Policies (Continued)

i) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

j) Accounting for Equity Units

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to warrants and recorded to contributed surplus based on their fair value calculated using the Black-Scholes option pricing model and the remainder is allocated to share capital.

k) Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –  quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

These disclosures are not required when the carrying amount is a reasonable approximation of the fair value.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

2.            Significant Accounting Policies (Continued)

l) Future Accounting Changes

International Financial Reporting Standards ("IFRS")

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises. The Company will therefore be required to present IFRS financial statements for its April 30, 2011 interim financial statements. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011. The Company has evaluated the impact of the conversion on the Company’s consolidated financial statements and is quantifying the effects.

3.            Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related party, other amounts receivable (excluding HST) and reclamation deposits as loans and receivables; and accounts payable and advances payable to related parties as other financial liabilities.

The carrying values of cash, other amounts receivable (excluding HST) and accounts payable approximate their fair values due to the short-term maturity of these financial instruments. Investment securities are accounted for at fair value based on quoted market prices.  The book value of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest. The fair value of advances receivable from related party and advances payable to related parties have not been disclosed, as they cannot be reliably measured.

The Company’s financial instruments measured at fair value by level within the fair value hierarchy as at January 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total

Financial Assets
2011:
Available-for-sale
Investment securities	$1,338,540	$-	$-	$1,338,540

2010:
Available-for-sale
Investment securities	$610,967	$-	$-	$610,967

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.            Risk Management and Financial Instruments (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2011	2010

Cash held at major financial institutions
Canada	$2,690,598	$695,910
US	5,266	4,862

	2,695,864	700,772
Reclamation deposits held at major financial institution
US	382,200	408,075

Total cash and reclamation deposits	$3,078,064	$1,108,847

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at January 31, 2011 in the amount of $2,695,864 (2010 - $700,772) in order to meet short-term business requirements. At January 31, 2011, the Company had current liabilities of $195,905 (2010 - $88,516). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs and maintain its mineral properties in 2012. This will require the Company to continue to monitor its financing requirements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.            Risk Management and Financial Instruments (Continued)

c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2011 and 2010.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, advances receivable from related party and accounts payable as a portion of these amounts are denominated in US dollars as follows:

	2011	2010

Cash	US$ 5,259	US$ 4,547
Other amounts receivable	1,852	2,484
Advances receivable from related party	20,565	17,164
Reclamation deposits	381,628	382,482
Accounts payable	(7,666)	(5,084)

Net exposure	US$ 401,638	US$ 401,593

Canadian dollar equivalent	$402,239	$428,510

Based on the above net exposures as at January 31, 2011, a 3% (2010 - 6%) change based on the prior year fluctuations in the Canadian/US exchange rate would impact the Company’s earnings by approximately $12,000 (2010 - $25,700).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

3.            Risk Management and Financial Instruments (Continued)

c) Market Risk (Continued)

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

As at January 31, 2011, a 73.38% (2010 - 115.24%; 2009 - 178.97%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior year would impact the Company’s other comprehensive income by $356,325 (2010 - $93,118; 2009 - $62,234).

4.            Investment Securities

At January 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$1,248,455	$1,325,572
Mill Bay Ventures Inc.	518,731	41,634	(28,666)	12,968
		$118,751	$1,219,789	$1,338,540

At January 31, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749
		$118,751	$492,216	$610,967

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the year ended January 31, 2011, the Company recognized an unrealized gain of $636,626 (2010 - $465,643; 2009 - unrealized loss of $88,479), which is included in other comprehensive income (loss).  Future income tax in the amount of $90,947 (2010 - $66,521; 2009 - $nil) was recorded against the unrealized gain.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

5.            Property and Equipment

January 31, 2011	Cost	Accumulated Amortization	Net Book Value
Land	$102,835	$-	$102,835
Computer hardware	5,926	4,816	1,110
Equipment	436	355	81
Vehicles	6,920	3,917	3,003
	$116,117	$9,088	$107,029

January 31, 2010	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,537	$1,389
Equipment	436	335	101
Vehicles	6,920	2,537	4,383
	$13,282	$7,409	$5,873

6.            Mineral Properties

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2009	$15,681,065	$23,845	$3	$15,704,913

Exploration costs during year:
Assays	2,049	-	-	2,049
Consulting	120,358	-	-	120,358
Lease payments	99,449	-	-	99,449
Taxes, licenses and permits	96,019	5,767	-	101,786
Water analysis	659	-	-	659

Balance, January 31, 2010	15,999,599	29,612	3	16,029,214

Exploration costs during year:
Assays	143,601	-	-	143,601
Consulting	292,968	-	-	292,968
Drilling	507,771	-	-	507,771
Lease payments	90,684	-	-	90,684
Mapping	9,468	-	-	9,468
Taxes, licenses and permits	87,809	5,251	-	93,060
Water analysis	395	-	-	395
Reclamation	12,752	-	-	12,752

Balance, January 31, 2011	$17,145,047	$34,863	$3	$17,179,913

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

6.            Mineral Properties (Continued)

a)	Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three claim groups known as the Core claims, the Carve-out claims and the Ruf claims.

(i)	Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary Marcus.

The remaining 76 claims are leased by the Company as follows:

(a)	June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years.

The property is subject to a NSR royalty charge of 3%, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)	Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims, which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

6.            Mineral Properties (Continued)

a)	Robertson Property (Continued)

(i)	Core Claims – 100% interest (Continued)

(d)	Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 6(a)(iii) and 6(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(e)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term.

The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(ii)
Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii)
Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon, a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 6(a)(i)(d) and 6(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma/Sass claims constitute the Norma/Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the mineral property expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 6(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 6(a)(iii)).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

6.            Mineral Properties (Continued)

b)	Norma Sass Property (Continued)

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a)	Incur US$250,000 on or before December 31, 2009 (completed);

b)	Incur US$250,000 on or before December 31, 2010;

c)	Incur US$500,000 on or before December 31, 2011;

d)	Incur US$500,000 on or before December 31, 2012;

e)	Incur US$600,000 on or before December 31, 2013; and

f)	Incur US$900,000 on or before December 31, 2014.

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty. During the year, Barrick elected to terminate the agreement.

Realization of Assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Mineral Property Interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

6.            Mineral Properties (Continued)

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7.            Reclamation Deposits

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation deposits that cover the estimated cost to reclaim the ground disturbed. As at January 31, 2011, the total reclamation deposits were $382,200 (US$381,628) (2010 - $408,075 (US$381,628)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.01% (2010 - 0.10%).

8.            Share Capital

a) Authorized

Unlimited common shares without par value.

b) Issued

On April 1, 2010, the Company closed the first tranche of a private placement of 5,245,120 units at a price of $0.55 per unit for gross proceeds of $2,884,816. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 1, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($242,461) and issued compensation options equal to 6% or 10% of the units sold under the offering (415,427). Each compensation option is exercisable at a price of $0.75 and entitles the holder to one common share expiring April 1, 2011.

The fair value of the warrants and compensation options issued have been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97%, dividend yield rates of $nil, volatility of 128.75% and 100.95%, and expected lives of 2 years and 1 year. Of the $2,884,816 total aggregate proceeds raised, $1,531,884 was attributable to warrants and $1,352,932 was attributable to common shares. The compensation options were valued at $58,977.

On April 23, 2010, the Company closed the final tranche of a private placement of 1,755,000 units at a price of $0.55 per unit for gross proceeds of $965,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 23, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($28,945) and issued compensation options equal to 10% of certain units sold under the offering (19,000). Each compensation option is exercisable at a price of $0.75 and entitles the holder to one common share April 23, 2011.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.            Share Capital (Continued)

b) Issued (Continued)

The fair value of the warrants and compensation options issued have been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97, dividend yield rates of $nil, volatility of 127.70% and 100.78%, and expected lives of 2 years and 1 year. Of the $965,440 total aggregate proceeds raised, $455,474 was attributable to warrants and $509,776 was attributable to common shares. The compensation options were valued at $2,281.

During the year ended January 31, 2011, 436,000 warrants were exercised for total proceeds of $327,000.  The Company reallocated the fair value of these warrants previously recorded in the amount of $127,338 from contributed surplus to share capital.

During the year ended January 31, 2010, 523,500 stock options were exercised for total proceeds of $293,160. The Company reallocated the fair value of these options previously recorded in the amount of $147,320 from contributed surplus to share capital.

c) Share Purchase Warrants and Compensation Options

A summary of the share purchase warrants issued, exercised and expired during the years ended January 31, 2011 and 2010 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, January 31, 2010 and 2009	4,230,000	$1.17
Issued	7,434,547	$0.75
Exercised	(436,000)	$0.75
Expired	(4,230,000)	$1.17
Balance, January 31, 2011	6,998,547	$0.75

During the year ended January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009.  The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,500 (Note 3(e)) has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants and the fair value of the amended warrants at the date of the amendment, respectively: risk-free interest rates of 2.66%, dividend yields of 0.00%, volatility of 71.39% and 127.29%, and an expected life of 0.27 year and 1.27 years.

On April 21, 2009, the TSX Venture Exchange granted approval to further extend these warrants to May 18, 2010. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $703,897 (Note 8(e)), which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants and the fair value of the amended warrants at the date of the amendment, respectively: risk-free interest rates of 0.80%, dividend yields of 0.00%, volatility of 122.86% and 139.51%, and an expected life of 0.08 year and 1.00 year.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.            Share Capital (Continued)

c) Share Purchase Warrants (Continued)

As at January 31, 2011 and 2010, the following share purchase warrants were outstanding:

Number of Warrants Outstanding and Exercisable		Exercise Price Per
2011	2010	Share	Expiry Date
-	4,230,000	$1.17	May 18, 2010
415,427	-	$0.75	April 1, 2011
19,000	-	$0.75	April 23, 2011
4,809,120	-	$0.75	April 1, 2012
1,755,000	-	$0.75	April 23, 2012
6,998,547	4,230,000

d) Stock Options

The Company has granted directors, officers, consultants and certain employees stock options. For the years ended January 31, 2011 and 2010, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2009	2,721,000	$1.02
Granted	620,000	$0.76
Exercised	(523,500)	$0.56
Cancelled	(235,000)	$1.09
Expired	(60,000)	$0.56

Balance, January 31, 2010	2,522,500	$1.05
Granted	1,393,000	$0.62
Expired	(622,500)	$1.17
Balance, January 31, 2011	3,293,000	$0.85

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.            Share Capital (Continued)

d) Stock Options (Continued)

A summary of stock options outstanding as at January 31, 2011 is as follows:

Number Outstanding		Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
33,000	*	$0.75	0.16	$0.10	April 1, 2011
615,000		$1.29	0.59	$0.00	September 5, 2011
35,000		$0.76	0.95	$0.00	January 13, 2012
25,000		$0.35	1.53	$0.50	August 13, 2012
550,000		$1.00	1.65	$0.00	September 26, 2012
200,000		$0.80	1.98	$0.05	January 21, 2013
100,000		$1.00	2.04	$0.00	February 14, 2013
15,000		$1.00	2.25	$0.00	May 1, 2013
585,000		$0.76	3.95	$0.09	January 13, 2015
670,000		$0.45	4.63	$0.05	January 17, 2015
465,000		$0.80	4.98	$0.05	January 21, 2016
3,293,000

* Subsequent to January 31, 2011, these options expired unexercised.

The number of options exercisable at January 31, 2011 is 3,026,750 with a weighted average exercise price of $0.86.

A summary of stock options outstanding and exercisable as at January 31, 2010 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
622,500	$1.17	0.86	$0.00	December 12, 2010
615,000	$1.29	1.59	$0.00	September 5, 2011
35,000	$0.76	1.95	$0.00	January 13, 2012
550,000	$1.00	2.65	$0.00	September 26, 2012
100,000	$1.00	3.01	$0.00	February 4, 2013
15,000	$1.00	3.25	$0.00	May 1, 2013
585,000	$0.76	4.95	$0.00	January 13, 2015
2,522,500

The number of options exercisable at January 31, 2010 is 2,522,500.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.            Share Capital (Continued)

d) Stock Options (Continued)

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2010 - 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

e) Stock-Based Compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting grant date fair values:

	2011	2010	2009

Risk-free interest rate	2.14%	2.39%	3.36%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	112.60%	115.98%	113.72%
Expected option life in years	4.63	4.83	5.00
Fair value	$0.43	$0.54	$0.40

The Company expensed stock-based compensation of $565,261 (2010 - $334,392; 2009 - $255,763) for stock options granted to directors, officers, employees and consultants and capitalized $nil (2010 - $5,545; 2009 - $nil) to mineral properties to reflect the stock options granted to a consultant providing geological services. The amounts expensed were allocated to directors, officers, employees and consultants as follows:

	2011	2010	2009

Directors, officers and employees	$487,544	$282,772	$24,902
Investor relations	7,387	-	35,791
Consultants	70,330	51,620	195,070
Modification of warrants (Note 8(c))	-	703,897	1,513,500
	$565,261	$1,038,289	$1,769,263

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

8.            Share Capital (Continued)

f) Earnings (Loss) per Share

The following sets forth the computation of basic and diluted earnings (loss) per share:

	2011	2010	2009

Net income (loss) for the year	$(1,225,380)	$1,711,611	$(3,746,165)
Weighted average number of common shares	31,294,001	25,093,778	24,979,312
Effect of dilutive securities
Warrants (Note 8(c))	-	-	-
Options (Note (8(d))	108,056	-	-
	31,402,057	25,093,778	24,979,312
Basic and diluted earnings (loss) per share	$(0.04)	$0.07	$(0.15)

All the warrants (Note 8(c)) are potentially dilutive in the year ended January 31, 2011, but were not included in the calculation of diluted earnings per share as the average market prices did not exceed the exercise prices. For the years ended January 31, 2010 and 2009, warrants (Note 8(c)) and options (Note 8(d)), which are potentially dilutive, are excluded from the calculation of diluted loss per share as their impact would be anti-dilutive.

9.            Related Party Transactions

During the year ended January 31, 2011:

a)	$30,000 (2010 - $30,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

b)	$75,000 (2010 - $75,000; 2009 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

c)	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of a related Company;

d)	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of a related Company;

e)
$167,436 (2010 - $147,711; 2009 - $186,734) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f)	$nil (2010 - $nil; 2009 - $39,526) was paid for geological consulting services to a private company controlled by a former director of the Company;

g)	$35,750 (2010 - $24,690; 2009 - $35,888) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

h)	$17,250 (2010 - $18,000; 2009 - $12,000) was charged for directors’ fees to the directors of the Company; and

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

9.            Related Party Transactions (Continued)

i)	$nil (2010 - $17,000; 2009 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed during the year.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company has a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related party comprises US$59,664 (2010 - US$56,277) less an allowance for non-collection of US$39,113 (2010 - US$39,113) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $2,429 (2010 - $14,949) due to Oniva, $nil (2010 - $6,000) due to directors of the Company and $3,794 (2010 - $2,073) due to two private companies each controlled by directors. Amounts due are without stated terms of interest or repayment.

10.          Asset Retirement Obligation

The Company’s ARO relates to the reclamation work required by the Bureau to be performed on the Robertson Property. Management has assessed the AROs and the associated liability to be recognized as a long-term liability due to changes in the estimated timing of cash flows.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its ARO to be approximately US$254,000 (2010 - US$249,000), which is expected to be incurred during 2017 and 2018. The risk-free rate of 6% was used to calculate the present value of the ARO. In the prior year, the Company intended to fulfill its obligation in fiscal 2011, therefore, there was no difference between the present value and undiscounted inflation-adjusted value of the obligation. Management will continue to assess the AROs and the associated liability as further information becomes known.

A reconciliation of the ARO is as follows:

	2011	2010

Beginning balance	$236,248	$270,979
Revision due to estimated timing of cash flows	-	(12,474)
Change in foreign exchange rate	(14,980)	(22,257)
Ending balance	$221,268	$236,248

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

11.          Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.
The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year.

12.           Net Change in Non-Cash Working Capital

	2011	2010	2009

Advances receivable from related party	$(2,242)	$(1,455)	$(3,091)
Prepaid expenses	(35,502)	1,160	(2,691)
Other amounts receivable	(24,150)	(3,870)	45,868
Accounts payable and accrued liabilities	124,188	1,160	(57,034)
Advances payable to related parties	(18,404)	8,662	(7,212)
	$43,890	$5,657	$(24,160)

13.           Income Taxes

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2011, the Canadian statutory rate is 28.50% (2010 - 29.98%; 2009 - 31.50%).

	2011	2010	2009

Income tax recovery at the statutory rate	$328,942	$337,418	$1,012,053
Changes in timing differences	(216,850)	37,998	(350,459)
Changes in valuation allowance	(233,635)	2,506,427	(1,299,262)
Adjustments due to effective rate attributable to income taxes in other countries	159,809	1,967	55,774
Changes in income tax rates and foreign exchange	(109,462)	(42,945)	48,597
Net future income tax (expense) recovery	$(71,196)	$2,840,855	$(533,297)

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

13.          Income Taxes (Continued)

The components of the future income tax assets (liabilities), after applying enacted Canadian rates of 28.50% (2010 - 25.00%) and enacted US rates of 34.00% (2010 - 34.00%), are as follows:

	2011	2010

Future income tax assets
Non-capital loss carry-forwards	$4,909,460	$4,403,000
Other	62,847	5,000
	4,972,307	4,408,000
Valuation allowance	(1,903,540)	(1,636,687)
Net future income tax asset	3,068,767	2,771,313
Future income tax liability
Investment securities	(149,123)	(59,000)
Mineral property interests	(4,664,223)	(4,399,676)
Net future income tax liability	$(1,744,579)	$(1,687,363)

The valuation allowance reflects the Company’s estimate that a portion of the future tax assets, more likely than not, will not be realized.

At January 31, 2011, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,173,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2016	$627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	623,000
2030	458,000
2031	698,000
$6,173,000

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

13.          Income Taxes (Continued)

At January 31, 2011, the Company had, for US tax purposes, net operating losses aggregating approximately US$9,544,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2014	$118,000
2015	81,000
2016	130,000
2017	58,000
2018	364,000
2020	99,000
2021	219,000
2022	166,000
2023	596,000
2024	335,000
2025	627,000
2026	513,000
2027	1,284,000
2028	1,648,000
2029	1,498,000
2030	586,000
2031	1,222,000
$9,544,000

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

14.	Segmented Information

The Company is involved in one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for each of the 2011, 2010 and 2009 fiscal years. All operating losses for 2011, 2010 and 2009 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are geographically segmented as follows:

January 31, 2011	Canada	US	Total
Current assets	$2,763,701	$30,522	$2,794,223
Investment securities	1,338,540	-	1,338,540
Equipment	1,192	3,002	4,194
Land	-	102,835	102,835
Mineral properties	-	17,179,913	17,179,913
Reclamation deposits	-	382,200	382,200
	$4,103,433	$17,698,472	$21,801,905

January 31, 2010	Canada	US	Total
Current assets	$709,641	$27,796	$737,437
Investment securities	610,967	-	610,967
Equipment	1,490	4,383	5,873
Mineral properties	-	16,029,214	16,029,214
Reclamation deposits	-	408,075	408,075
	$1,322,098	$16,469,468	$17,791,566

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

15.          Subsequent Events

Subsequent to January 31, 2011:

a)	85,000 stock options were exercised for gross proceeds of $44,450.

b)	On April 1, 2011, 33,000 options expired unexercised.

c)	519,258 warrants were exercised for gross proceeds of $389,444.

d)	On April 1, 2011, 15,169 warrants expired unexercised.

16.	Differences between Canadian and United States GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which in most respects conform to US GAAP. There are certain material differences between Canadian and US GAAP.

Mineral Properties

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held.  Under US GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred (see Note 6) and, accordingly, there would be no differences giving rise to the related future income tax liability and the corresponding foreign exchange gain (loss) on the future income tax liability would not be recorded.

Non-Controlling Interest

The Company has not yet adopted Section 1602, “Non-Controlling Interests”, for Canadian financial reporting purposes; as such, non-controlling interests for Canadian financial reporting purposes is not disclosed as a component of equity. Under US GAAP, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and, accordingly, the non-controlling interest as reported in the consolidated balance sheet would be reclassified to shareholders’ equity under US GAAP.

Stock-Based Compensation Expense

Canadian GAAP and US GAAP both have the same policy of recording compensation expense for the estimated fair value of stock options granted except in accordance with US GAAP, ASC 718 (“ASC 718”) requires the Company to estimate expected forfeiture rates at the grant date.  The Company adopted the policy of fair value accounting for stock options under ASC 718, effective February 1, 2007, a year earlier than it adopted the policy for Canadian GAAP, and during the one year difference in policy treatment, the Company did not record a stock-based compensation charge of $60,000 under Canadian GAAP.  Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to US GAAP.  The adoption of this standard has no effect on the consolidated financial statements other than the impact on deficit.

For US GAAP purposes, stock-based compensation would be included as part of directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statements of operations and comprehensive loss.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

Derivatives

The Financial Accounting Standards Board (“FASB”) issued new accounting standards related to disclosures about derivative instruments and hedging activities.  The new standards are effective for the Company on February 1, 2009. These standards had no impact on the consolidated financial statements.

Cumulative Development Stage Reporting

The Company is not required and has opted to not present cumulative to dates reporting for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company. US GAAP requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flows plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, reporting of this information is not required. Had the consolidated financial statements been prepared in accordance with US GAAP, such information would have been disclosed.

a)	Reconciliation of Consolidated Balance Sheet Items

The impact of Canadian to US GAAP differences would be as follows:

(i)	Reconciliation of total assets, liabilities and non-controlling interest

	2011	2010
Consolidated balance sheets
Total assets, Canadian GAAP	$21,801,905	$17,791,566
Capitalized mineral property expenditures	(15,868,768)	(14,718,069)
Total assets, US GAAP	$5,933,137	$3,073,497

Total liabilities, Canadian GAAP	$2,161,752	$2,012,127
Future income tax liability	(1,446,826)	(1,370,640)
Total liabilities, US GAAP	$714,926	$641,487

Non-controlling interest, Canadian GAAP	$10,320	$10,320
Reclassification of non-controlling interest to shareholders’ equity	(10,320)	(10,320)
Total non-controlling interest, US GAAP	$-	$-

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

a)     Reconciliation of Consolidated Balance Sheet Items (Continued)

(ii)	Reconciliation of shareholders’ equity

	2011	2010

Consolidated statements of shareholders’ equity
Share capital, Canadian and US GAAP	$42,705,053	$40,742,124

Contributed surplus, Canadian GAAP	8,343,960	5,857,421
Stock-based compensation expense	60,000	60,000

Contributed surplus, US GAAP	8,403,960	5,917,421

Accumulated other comprehensive income, Canadian and US GAAP	1,062,321	425,695

Non-controlling interest, Canadian GAAP	-	-
Reclassification of non-controlling interest to shareholders’ equity	10,320	10,320

Non-controlling interest, US GAAP	10,320	10,320

Deficit, end of year, Canadian GAAP	(32,481,501)	(31,256,121)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(15,868,768)	(14,718,069)
Future income taxes	1,446,824	1,370,640
Deficit, end of year, US GAAP	(46,963,445)	(44,663,550)
Total shareholders’ equity, US GAAP	$5,218,209	$2,432,010

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

b) Reconciliation of Consolidated Statement of Operations Items

	2011	2010	2009

Income (loss) for year, Canadian GAAP	$(1,225,380)	$1,711,611	$(3,746,165)
Deferred exploration expenditures	(1,150,699)	(324,301)	(1,683,613)
Future income taxes	162,143	(2,774,334)	533,297
Foreign exchange gain (loss)	(85,959)	(465,402)	866,933
Net loss for the year, US GAAP	(2,299,895)	(1,852,426)	(4,029,548)
Unrealized gain (loss) on investments, Canadian and US GAAP	636,626	465,643	(88,479)
Net comprehensive loss, US GAAP	$(1,663,269)	$(1,386,783)	$(4,118,027)
Loss per share, US GAAP – Basic and diluted	$(0.08)	$(0.06)	$(0.16)

16.	Differences between Canadian and United States GAAP (Continued)

c) Reconciliation of Consolidated Statements of Cash Flows

	2011	2010	2009

Cash used in operating activities per Canadian GAAP	$(636,878)	$(574,119)	$(557,733)
Mineral properties expenditures	(1,149,094)	(357,480)	(1,609,696)
Cash flows used in operating activities per US GAAP	$(1,785,972)	$(931,599)	$(2,167,429)

Cash used in investing activities under Canadian GAAP	$(1,251,929)	$(349,212)	$(1,774,063)
Mineral properties expenditures	1,149,094	357,480	1,609,696
Cash provided by (used in) investing activities under US GAAP	$(102,835)	$8,268	$(164,367)

d)	Recently Adopted Accounting Standards

(i)
In August 2009, FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”. This update amends ASC 820, “Fair Value Measurements and Disclosure”, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset; (ii) the quoted price for a similar liability or for a similar liability when traded as an asset; or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

(ii)
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements.  This standard is effective for the Company’s interim and annual periods commencing January 1, 2011 and will require additional disclosure such as disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2011, 2010 and 2009
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)

d)     Recently Adopted Accounting Standards (Continued)

(iii)
In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718)”.  The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability.   The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award.  The Company is currently evaluating the impact of this update on the consolidated financial statements.

(iv)
The FASB has issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”. The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and IFRSs.

The amendments to the FASB ASC in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For non-public entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Non-public entities may apply the amendments in ASU 2011-04 early, but no earlier than for interim periods beginning after December 15, 2011.